Exhibit 21.1
Subsidiaries of the Registrant

Jurisdiction of
Subsidiary	Incorporation
MagnaChip Semiconductor S.A.	Luxembourg
MagnaChip Semiconductor B.V.	The Netherlands
MagnaChip Semiconductor, Ltd.	Korea
MagnaChip Semiconductor, Inc.	California
MagnaChip Semiconductor SA Holdings LLC	Delaware
MagnaChip Semiconductor Finance Company	Delaware
MagnaChip Semiconductor Limited	United Kingdom
MagnaChip Semiconductor Limited	Taiwan
MagnaChip Semiconductor Limited	Hong Kong SAR
MagnaChip Semiconductor Inc.	Japan
MagnaChip Semiconductor Holding Company Limited	British Virgin Islands
MagnaChip Semiconductor (Shanghai) Company Limited	China